# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FLOTEK INDUSTRIES, INC., CIK 0000928054
CUSIP: 343389102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5775 N. SAM HOUSTON PARKWAY W., SUITE 400, HOUSTON, Texas (TX), 77086
Date of event which requires filing of this statement: 04/28/2025
Filed by CIK 0001881487
Persons authorized to receive notices and communications: Steven Scrogham, 333 Shops Blvd, Suite 301, Willow Park, Texas (TX), 76087, 254-776-3722

## Reporting persons
- ProFrac Holding Corp. (CIK 0001881487): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 17,244,721; sole dispositive power 0; shared dispositive power 17,244,721; aggregate amount beneficially owned 17,244,721 (53.9% of the class)
  Comment: (1) Consists of (i) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II, LLC ("ProFrac Holdings II") upon exercise of the prefunded warrants issued to ProFrac Holdings II on June 21, 2022 (the "June 2022 Prefunded Warrants") and (ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II.
  (2) Percent of class is calculated based on (i) 29,826,816 shares of Common Stock issued and outstanding as of March 20, 2025, as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission (the "SEC") on April 2, 2025 in connection with the Issuer's 2025 annual stockholder meeting (the "2025 Proxy Statement"), plus (ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, subject to the terms and conditions thereof as previously disclosed in this Schedule 13D.
  (3) The beneficial ownership described in the table above and in footnotes (1) and (2) excludes 6,000,000 shares of Common Stock issuable to ProFrac GDM, LLC ("ProFrac GDM") upon exercise of a warrant issued by the Issuer to ProFrac GDM on April 28, 2025 (the "April 2025 Warrant"), because the Common Stock underlying such warrant is not deemed to be "beneficially owned" under applicable SEC rules. Issuer shareholder approval is required in order for the Common Stock underlying the April 2025 Warrant to become issuable thereunder. Please refer to Item 5 herein for a description and calculation of the Reporting Persons' beneficial ownership if the shares underlying the April 2025 Warrant were deemed to be "beneficially owned" under applicable SEC rules.
- ProFrac Holdings, LLC (CIK 0001911179): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 17,244,721; sole dispositive power 0; shared dispositive power 17,244,721; aggregate amount beneficially owned 17,244,721 (53.9% of the class)
  Comment: (1) Consists of (i) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants and (ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II.
  (2) Percent of class is calculated based on (i) 29,826,816 shares of Common Stock issued and outstanding as of March 20, 2025, as reported in the 2025 Proxy Statement, plus (ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, subject to the terms and conditions thereof as previously disclosed in this Schedule 13D.
  (3) The beneficial ownership described in the table above and in footnotes (1) and (2) excludes 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant, because the Common Stock underlying such warrant is not deemed to be "beneficially owned" under applicable SEC rules. Issuer shareholder approval is required in order for the Common Stock underlying the April 2025 Warrant to become issuable thereunder. Please refer to Item 5 herein for a description and calculation of the Reporting Persons' beneficial ownership if the shares underlying the April 2025 Warrant were deemed to be "beneficially owned" under applicable SEC rules.
- ProFrac Holdings II, LLC (CIK 0001918796): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 17,244,721; sole dispositive power 0; shared dispositive power 17,244,721; aggregate amount beneficially owned 17,244,721 (53.9% of the class)
  Comment: (1) Consists of (i) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants and (ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II.
  (2) Percent of class is calculated based on (i) 29,826,816 shares of Common Stock issued and outstanding as of March 20, 2025, as reported in the 2025 Proxy Statement, plus (ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, subject to the terms and conditions thereof as previously disclosed in this Schedule 13D.
  (3) The beneficial ownership described in the table above and in footnotes (1) and (2) excludes 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant, because the Common Stock underlying such warrant is not deemed to be "beneficially owned" under applicable SEC rules. Issuer shareholder approval is required in order for the Common Stock underlying the April 2025 Warrant to become issuable thereunder. Please refer to Item 5 herein for a description and calculation of the Reporting Persons' beneficial ownership if the shares underlying the April 2025 Warrant were deemed to be "beneficially owned" under applicable SEC rules.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: FLOTEK INDUSTRIES, INC.
Address of issuer's principal executive offices: 5775 N. SAM HOUSTON PARKWAY W., SUITE 400, HOUSTON, Texas (TX), 77086
Comment:
This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2022, as amended by Amendment No. 1 thereto filed with the SEC on March 7, 2022, Amendment No. 2 thereto filed with the SEC on June 2, 2022, Amendment No. 3 thereto filed with the SEC on August 29, 2022, Amendment No. 4 thereto filed with the SEC on March 2, 2023, and Amendment No. 5 thereto filed with the SEC on July 14, 2023 (collectively, the "Schedule 13D"), by the Reporting Persons relating to shares of common stock, par value $0.0001 per share ("Common Stock"), of Flotek Industries, Inc. (the "Issuer").

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined this Amendment have the respective meanings set forth in the Schedule 13D.

Schedule I attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

As described in the Issuer's Current Report on Form 8-K filed with the SEC on April 28, 2025 (the "Issuer 8-K"), on April 28, 2025, the Issuer issued a warrant to ProFrac GDM, LLC ("ProFrac GDM") to purchase 6,000,0000 shares of the Issuer's Common Stock at an exercise price equal to $0.0001 per share (the "April 2025 Warrant"). The April 2025 Warrant and a secured promissory note in the initial principal amount of $40 million (the "Note") comprised a portion of the consideration for certain mobile power generation assets and related intellectual property that ProFrac GDM sold to PWRTEK, LLC, a Texas limited liability company ("PWRTEK") and a subsidiary of the Issuer, pursuant to an Asset Purchase Agreement, dated as of April 28, 2025 (the "Purchase Agreement"), by and among ProFrac GDM, ProFrac, PWRTEK, the Issuer, and the other parties named therein, as further described in the Issuer 8-K.

The April 2025 Warrant has a 7-year term, and can be exercised on a cashless basis at any time following the date on which the Issuer's stockholders have approved the issuance of the shares of Common Stock underlying the Warrant (the "Stockholder Proposal"). Pursuant to the Purchase Agreement, the Issuer has agreed to use commercially reasonable efforts to hold a meeting of stockholders to approve the Stockholder Proposal on or before July 31, 2025, subject to extension in certain circumstances. As provided in the Purchase Agreement, the Issuer has also confirmed that the shares underlying the Warrant are Registrable Securities pursuant to the terms of the Registration Rights Agreement (as defined in the Purchase Agreement). Each of ProFrac Holdings II, the Issuer's directors (including Matthew Wilks, the Executive Chairman of ProFrac, in his individual capacity) and certain executive officers of the Issuer have entered into voting agreements ("Voting Agreements") under which such parties have agreed to vote their respective shares of Common Stock beneficially owned in favor of the Stockholder Proposal. Under certain circumstances, including if stockholder approval for the Stockholder Proposal is not timely obtained, ProFrac GDM may elect to convert the April 2025 Warrant into a five-year promissory note in a principial amount that will be based upon the then deemed market value of the April 2025 Warrant, as further described in the Issuer 8-K.

The Note provides for a five-year term and is subject to a 10.0% annual interest rate, payable in cash or in-kind at PWRTEK's option. PWRTEK's obligations under the Note are secured by a first priority lien on the assets acquired by PWRTEK under the Purchase Agreement, including the Leased Equipment (as defined in the Issuer 8-K), as well as certain after-acquired property of PWRTEK. The obligations of PWRTEK under the Note have been guaranteed by the Issuer pursuant to a Guaranty, dated as of April 28, 2025 between the Issuer and ProFrac GDM (the "Parent Guaranty"). Pursuant to the Note, PWRTEK is also subject to certain customary limitations on making distributions, incurring debt, liens, and conducting certain business activities while the Note is outstanding.

The foregoing descriptions of the Purchase Agreement, the April 2025 Warrant, the Note, the Parent Guaranty and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the April 2025 Warrant, the Note, the Parent Guaranty and the Voting Agreements, which are filed as Exhibits 1, 2, 3, 4 and 5 to this Amendment and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended by amended and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a)-(b) Each of the Reporting Persons may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 17,244,721 shares of Common Stock, representing approximately 53.9% of the issued and outstanding shares of
Common Stock, based on:

(i) 29,826,816 shares of Common Stock issued and outstanding as of March 20, 2025, as reported in the 2025 Proxy Statement, plus
(ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, subject to the terms and conditions thereof as previously described in the Schedule 13D.

The beneficial ownership described above excludes the 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant, because the Common Stock underlying such warrant is not deemed to be "beneficially owned" under applicable SEC rules. Issuer shareholder approval is required in order for the Common Stock underlying the April 2025 Warrant to become issuable thereunder. If the Common Stuck underlying the April 2025 Warrant were deemed to be "beneficially owned" under applicable SEC rules, as of the date hereof, the Reporting Persons may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 23,244,721 shares of Common Stock, representing approximately 61.2% of the issued and outstanding shares of Common Stock, based on:

(i) 29,826,816 shares of Common Stock issued and outstanding as of March 20, 2025, as reported in the 2025 Proxy Statement, plus
(ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, subject to the terms and conditions thereof as previously described in the Schedule 13D, plus
(iii) 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant.

ProFrac Holdings is a wholly owned, indirect subsidiary of ProFrac. ProFrac Holdings is the sole member of ProFrac Holdings II. ProFrac GDM is a wholly-owned, indirect subsidiary of ProFrac Holdings II.

As a result, each of ProFrac and ProFrac Holdings may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by each of ProFrac Holdings II and ProFrac GDM, and ProFrac Holdings II may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by ProFrac GDM, including the April 2025 Warrant.
Transactions in the class effected during the past sixty days: (c) The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 5(c).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to include the following:

The information regarding the Purchase Agreement, the April 2025 Warrant, and the Voting Agreements set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1.Asset Purchase Agreement, dated April 28, 2025, among ProFrac GDM, LLC, PWRTEK, LLC, ProFrac Holding Corp., ProFrac Services, LLC, Flotek Industries, Inc. and Flotek Chemistry LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 28, 2025).

2.Form of April 2025 Warrant (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on April 28, 2025).

3.Form of Note (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the SEC on April 28, 2025).

4.Form of Voting Agreement (ProFrac) (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed with the SEC on April 28, 2025).

5.Form of D&O Voting Agreement (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed with the SEC on April 28, 2025).

6.Form of Parent Guaranty (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K filed with the SEC on April 28, 2025).

## Signatures
- ProFrac Holding Corp.: /s/ Steven Scrogham, Steven Scrogham/Chief Legal Officer, Chief Compliance Officer, and Corporate Secretary (04/30/2025)
- ProFrac Holdings, LLC: /s/ Steven Scrogham, Steven Scrogham/Corporate Secretary (04/30/2025)
- ProFrac Holdings II, LLC: /s/ Steven Scrogham, Steven Scrogham/Chief Financial Officer (04/30/2025)